HEAVENSTONE CORP.
17800 Castleton Street
Suite 300
City of Industry, California 91748
(626) 581-3335

June 14, 2016

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request for Acceleration
Heavenstone Corp.
Registration Statement on Form S-1
Commission File No. 333-201314

Ladies and Gentlemen:

This letter serves as the request of Heavenstone Corp., in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form S-1) to June 17, 2016, at 11:00 a.m., EDT, or as soon thereafter as practicable.

In that respect and in furtherance of this Request for Acceleration, we herewith acknowledge that:

-	Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve Heavenstone Corp. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-	Heavenstone Corp. may not assert staff comments and the Declaration of Effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HEAVENSTONE CORP.

By: /s/  KONG (FRANK) FAN XI
Kong (Frank) Fan Xi
President